Exhibit 4.1

[FORM OF]

EXCHANGE STOCK OPTION AGREEMENT

This Agreement, including Exhibits A and B hereto (collectively, the “Agreement”), sets forth the terms of one or more stock options (each an “Option” collectively, the “Options”) granted to [                    ] (the “Grantee”) by SkyTerra Communications, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Grantee has elected to participate in an offering (the “Offering”) made by the Company pursuant to that certain Registration Statement on Form S-4 under The Securities Act of 1933, as amended, Registration No. 333-144093 (the “Registration Statement”), to issue options to purchase shares of common stock of the Company, par value $0.01 per share (“Common Stock”) to the Grantee in exchange for the termination of previously granted options (the “Prior Options”) to purchase limited partnership interests of Mobile Satellite Ventures LP.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto, intending to be legally bound, agree as follows:

1. Grant of Options. The Company hereby grants to Grantee the right to purchase all or any part of the aggregate number of shares of Common Stock specified on Exhibit A attached hereto (the “Option Shares”), which option(s) shall constitute either an “incentive stock option” (as defined in the Section 422 of the Internal Revenue Code of 1986 amended (the “Code”)) or an option that does not satisfy the requirements of Section 422 of the Code, at the grant price(s) listed in Exhibit A (the “Option Price”), during the period and subject to the conditions hereinafter set forth.

2. Grant of Options; Grant Subject to Consummation of Offering. The grant of the Options shall be subject to consummation of the Offering [and                                         ]; provided, however, that for purposes of Section 6 of this Agreement and the determination of Good Reason for a Grantee’s termination of employment or service with the Company, the term “Grant Date” shall mean the date set forth on Exhibit A. In the event that the Offering is not consummated, the Prior Options shall not be terminated and this Agreement shall be of no force and effect.

3. Administration. All questions of interpretation and application of the Options and this Agreement shall be determined by those persons authorized by the Board of Directors of the Company to administer the SkyTerra Plan (which persons shall be referred to herein as the “Committee”), and all such determinations shall be final, binding and conclusive on all persons.

4. Options Not Granted Under SkyTerra Plan. For the sake of clarity, the Options granted hereunder are not granted pursuant to the SkyTerra Communications, Inc. 2006 Equity and Incentive Plan (the “SkyTerra Plan”) and, except as set forth in Section 5(c) below, references herein to definitions set forth in the Plan are not intended and shall not be construed as incorporating the terms and conditions of the Plan.

5. Equitable Adjustments.

(a) Change in Capitalization. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Common Stock, or other property), re-capitalization, Common Stock split, reverse Common Stock split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, makes an adjustment appropriate in order to prevent dilution or enlargement of the rights of the Grantee under this Agreement, then the Committee shall make such equitable changes or adjustments as it in its good faith discretion deems necessary or appropriate to any or all of (i) the number and kind of shares of Common Stock, securities or other property issued or issuable in respect of the Options and (ii) the exercise price(s) of the Options; provided that, with respect to Options intended to qualify as incentive stock options under Section 422 of the Code, any such adjustment shall be made in accordance with Section 424 of the Code.

(b) Change or Exchange of Shares for Other Consideration. In the event the outstanding shares of Common Stock shall be changed into or exchanged for any other class or series of capital stock or cash, securities or other property pursuant to a recapitalization, reclassification, merger, consolidation, combination or similar transaction (“Transaction”), then, unless otherwise determined by the Committee in its good faith discretion, the Options shall thereafter become exercisable for the number and/or kind of capital stock, and/or the amount of cash, securities or other property so distributed, into which the Option Shares would have been changed or exchanged had the Options been exercised in full prior to such transaction, provided that, if the kind or amount of capital stock or cash, securities or other property received in such transaction is not the same for each outstanding share, then the kind or amount of capital stock or cash, securities or other property for which the Options shall thereafter become exercisable shall be the kind and amount so receivable per share by a plurality of the shares of Common Stock, and provided further that, if necessary, the provisions of the Options shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of capital stock, cash, securities or other property thereafter issuable or deliverable upon exercise of the Options.

(c) Consistency of Treatment with SkyTerra Plan Awards. Notwithstanding any provision of this Agreement, in the event that the Committee or the Board of Directors of the Company authorizes an equitable adjustment pursuant to the SkyTerra Plan to other Company equity awards relating to Common Stock, an adjustment shall be made to the Options such that the Options are treated substantially equally to such other Company equity awards.

6. Option Period. The Options may be exercised in accordance with the provisions of this Agreement during the period commencing on the Grant Date specified in Exhibit A and ending on the Option Expiration Date specified in Exhibit A, provided, that the Option Expiration Date with respect to each Option shall be the expiration date of the Prior Option to which such Option relates (such period, the “Option Period”). All rights to exercise the Options shall terminate on the applicable Option Expiration Date, unless terminated sooner in accordance with the terms hereof.

7. Exercise of Option. Each Option shall become exercisable in accordance with the applicable vesting schedule and at the applicable grant price per share specified on Exhibit A, provided, that the vesting schedule with respect to each Option shall be the vesting schedule of the Prior Option to which such Option relates in effect as of the Grant Date, taking into account any accelerated vesting due to an event that has occurred prior to the Grant Date.

8. Manner of Exercise. Exercise of the Options shall be by written notice to the Company substantially in the form attached hereto as Exhibit B and delivered pursuant to Paragraph 13 hereof. Payment for the Option Shares shall be made in accordance with this Section 8. Payment of the Option exercise price shall be made in any combination of the following: (a) by certified or official bank check payable to the Company (or the equivalent thereof acceptable to the Committee); (b) with the consent of the Committee in its sole discretion, by personal check (subject to collection) which may in the Committee’s discretion be deemed conditional; (c) by a “broker cashless exercise procedure” approved by the Committee and/or (d) by delivery of previously-acquired shares of Common Stock owned by the Grantee for at least six months (or such longer or shorter period as the Committee may determine) having a Fair Market Value (as defined in the SkyTerra Plan and determined as of the Option exercise date in the discretion of the Committee) equal to the portion of the exercise price being paid thereby. Payment in accordance with this Section 8 may be deemed to be satisfied by delivery to the Company of an assignment of a sufficient amount of the proceeds from the sale of Common Stock to be acquired

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pursuant to exercise of the Options to pay for all of the Common Stock to be acquired and an authorization to the broker or selling agent to pay that amount to the Company and to effect such sale at the time of exercise or other delivery of shares of Common Stock. Upon receipt of such notice and payment, the Company shall deliver a certificate or certificates representing the Option Shares purchased. The certificate or certificates representing the Option Shares shall be registered in the name of the Grantee, or if the Grantee so requests, shall be issued in or transferred into the name of the Grantee and another person jointly with the right of survivorship. The certificate or certificates shall be delivered to or upon the written order of the Grantee. No Grantee nor any of the Grantee’s legal representative, legatees or distributees, as the case may be, shall be or shall be deemed to be a holder of any Option Shares unless and until certificates for such shares are issued to him or them upon the exercise of the Options.

9. Lockup. The Grantee understands and agrees that any Option Shares purchased pursuant to the exercise of the Options may not, directly or indirectly, be sold, transferred, pledged or otherwise disposed of in any manner before the expiration of the “Lockup Period,” as defined in the Termination and Exchange Form and further described in the Prospectus, dated [            ], 2008 (including any early termination of the Lockup Period or other exceptions to the lockup described therein) which forms part of the Registration Statement. The form of the Termination and Exchange Form is attached hereto as Exhibit C (the “Termination and Exchange Agreement”). The lockup restrictions set forth in the Termination and Exchange Agreement shall be fully applicable to all Option Shares that may be issued pursuant to the Options.

10. Exercise Following Termination of Employment or Service. Except as provided in this Section 10, the Options will expire upon the effective date of the Grantee’s termination of employment or service with the Company.

(a) Termination of Employment or Service Prior to Expiration of Lockup Period.

(i)

Termination of Employment or Service by Grantee Other than for Good Reason. If (1) prior to May 1, 2008, the Grantee terminates the Grantee’s employment or service with the Company and its affiliates other than for Good Reason (as defined below), (x) that portion of the Options that is not vested as of the effective date of such termination of employment or service shall immediately be cancelled and (y) that portion of the Option that is vested as of the effective date of such termination of employment or service shall expire 90 days (but in no event later than the applicable Option Expiration Date) following such termination of employment or service; and (2) on or after May 1, 2008, the Grantee terminates the Grantee’s employment or service with the Company and its affiliates other than for Good Reason, (x) that portion of the Option that is not vested as of the effective date of such termination of employment or service shall immediately be cancelled, (y) one/third of that portion of the Options that is vested as of the effective date of such termination of employment or service shall expire a period of time, calculated as described below but in no event later than the applicable Option Expiration Date, following expiration of the Lockup Period (as such period would apply to the Option Shares subject to such vested portion of the Options), where the period of time referred to above equals one full year for each full year the Grantee is employed or providing service with the Company following May 1, 2007; and (z) any remaining portion of the Options that is vested as of the effective date of such termination of employment or service but which has not been extended by operation of the immediately preceding clause (y) shall

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expire 90 days (but in no event later than the applicable Option Expiration Date) following such termination of employment or service.

(ii)	Termination of Employment or Service by Company Other than for Cause or by Grantee for Good Reason. If (1) the Company terminates the Grantee’s employment or service with the Company and its affiliates other than for Cause (as defined below) or (2) the Grantee terminates the Grantee’s employment or service with the Company and its affiliates for Good Reason, (x) that portion of the Options that is not vested as of the effective date of such termination of employment or service shall immediately be cancelled and (y) that portion of the Options that is vested as of the effective date of such termination of employment or service shall expire one year (but in no event later than the applicable Option Expiration Date) following the expiration of the Lockup Period as such period would apply to the Option Shares subject to such vested portion of the Options.

(iii)	Termination of Employment or Service for Death, Disability or Retirement. If the Grantee’s employment or service with the Company and its affiliates terminates because of the Grantee’s death, Disability or Retirement (each such term as defined below), the Options shall be treated as though the Grantee had terminated the Grantee’s employment or service for Good Reason.

(b) Termination of Employment or Service As Of or Following Expiration of Lockup Period.

(i)	Termination of Employment or Service other than for Cause. If (1) the Company terminates the Grantee’s employment or service with the Company and its affiliates other than for Cause or (2) the Grantee voluntarily terminates the Grantee’s employment or service with the Company and its affiliates for any reason other than Retirement, (x) that portion of the Options that is not vested as of the effective date of such termination of employment shall immediately be cancelled and (y) that portion of the Options that is vested as of the effective date of such termination of employment shall expire at the later of (A) one year following the expiration of the Lockup Period as such period would apply to the Option Shares subject to such vested portion of the Options and (B) 90 days following the effective date of such termination of employment or service, but in no event later than the applicable Option Expiration Date.

(ii)

Termination of Employment or Service for Death, Disability or Retirement. If the Grantee’s employment or service with the Company and its affiliates terminates because of the Grantee’s death, Disability or Retirement, (x) that portion of the Options that is not vested as of the effective date of such termination of employment shall immediately be cancelled and (y) that portion of the Options that is vested as of the effective date of such termination of employment shall expire at the later of (A) one year following the expiration of the Lockup Period as such period would apply to the Option Shares subject to such vested portion of the Options and (B) one year following the effective date of such

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termination of employment or service, but in no event later than the applicable Option Expiration Date.

For purposes of this Agreement:

“Cause” means (i) the willful and continued failure by the Grantee substantially to perform his or her duties and obligations to the Company and its subsidiaries, including without limitation, repeated refusal to follow the reasonable directions of the Grantee’s employer, knowing violation of law in the course of performance of the duties of the Grantee’s employment with the Company and its subsidiaries, repeated absences from work without a reasonable excuse, or intoxication with alcohol or illegal drugs while on the premises of the Company or any of its subsidiaries during regular business hours (other than any such failure resulting from his or her incapacity due to physical or mental illness); (ii) fraud, dishonesty or other conduct that negatively effects the Company or its subsidiaries, or other willful misconduct by the Grantee that is in the good faith opinion of the Committee injurious to the Company or one of its subsidiaries; (iii) a conviction or plea of guilty or nolo contendre to a felony or a crime involving material dishonesty; or (iv) refusal to cooperate in any lawful internal investigation approved by the Company’s board of directors or a committee thereof. For purposes of this definition, no act, or failure to act, on a Grantee’s part shall be considered “willful” unless done, or omitted to be done, by the Grantee in bad faith and without reasonable belief that his or her action or omission was in the best interest of the Company and its subsidiaries. For purposes of this Agreement, determination of whether a termination of employment or service was for Cause shall be made by the Committee in its sole discretion.

“Disability” means permanent disability as determined pursuant to the long-term disability plan or policy of the Company or its subsidiaries in effect at the time of such disability and applicable to the Grantee.

“Good Reason” means the occurrence, without the Grantee’s express written consent, of any of the following events occurring following the Grant Date: (i) a ten or more percent reduction in the Grantee’s annual base salary as such may be increased following the Grant Date; (ii) demotion of the Grantee’s title as in effect on the Grant Date; (iii) the relocation of the Grantee’s principal place of employment to a location more than 50 miles from the Grantee’s principal place of employment as of the Grant Date; or (iv) the Company or any affiliate of the Company requiring the Grantee to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on the Company’s business to an extent substantially consistent with the Grantee’s business travel obligations as of the Grant Date.

“Retirement” means the Grantee’s retirement from the Company and its subsidiaries after attaining the age of 62, with 10 or more years of service with Mobile Satellite Ventures LP /or its predecessors or successors.

11. Transferability of Options. Except as provided in this Section 11, the Options are not transferable by the Grantee other than by will or by the laws of descent and distribution in the event of the Grantee’s death, in which event the Options may be exercised by the heirs or legal representatives of the Grantee as provided in the Plan and this Agreement. A Grantee may transfer all or a portion of the Options to a Family Member (as defined below) pursuant to (i) a bona fide gift, (ii) a transfer under a domestic relations order in settlement of marital property rights, or (iii) a transfer to an entity of which more than 50% of the voting interests are owned by one or more Family Members (or the Grantee), in exchange for an interest in such entity. Any attempt at assignment, transfer, pledge or disposition of the

(5)

Options contrary to the provisions hereof or the levy of any execution, attachment or similar process upon the Options shall be null and void and without effect. Any exercise of the Options by a person other than the Grantee shall be accompanied by appropriate proofs of the right of such person to exercise the Options. Notwithstanding the foregoing, the Board of Directors of the Company may, in its sole discretion, permit the transfer, assignment, pledge or other encumbrance of the Options and the rights granted hereby.

For purposes of this Agreement, a “Family Member” means the Grantee’s spouse, child, stepchild, grandchild, parent, stepparent, grandparent, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Grantee’s household (other than a tenant or employee), a trust in which any one or more of these persons owns more than 50% of the beneficial interest, a foundation in which any one or more of these persons (or the Grantee) control the management of assets, and any other entity in which one or more of these persons (or the Grantee) owns more than 50% of the voting interests; provided, however, that to the extent required by applicable law, the term “Family Member” shall be limited to a person who is the Grantee’s spouse, former spouse, child, stepchild, grandchild, parent, stepparent, grandparent, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother, sister, brother-in-law or sister-in-law, including adoptive relationships, or a trust or foundation for the exclusive benefit of any one or more of these persons.

12. Legal Requirements. If the listing, registration or qualification of the Option Shares upon any securities exchange or under any federal or state law, or the consent or approval of any governmental regulatory body is necessary as a condition of or in connection with the purchase of the Option Shares, the Company shall not be obligated to issue or deliver the certificates representing the Option Shares as to which the Options have been exercised unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained. The Options do not hereby impose on the Company a duty to so list, register, qualify, or effect or obtain consent or approval.

13. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed to be properly given when personally delivered to the party entitled to receive the notice or when sent by certified or registered mail, postage prepaid, properly addressed to the party entitled to receive such notice at the address stated below:

If to the Company:	SkyTerra Communications, Inc.
10802 Parkridge Boulevard
Reston, Virginia 20191
Attention: [ ]

If to the Grantee:	Address of the Grantee on file with the Company

14. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

15. Governing Law. Except to the extent preempted by any applicable federal law, this Agreement shall be governed by and construed under the laws of the State of New York without regard to its principles of conflicts of laws.

16. Section 409A of the Code. The Options granted hereunder are intended to comply with Code Section 409A and shall be interpreted in accordance with such Section and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision

(6)

of this Agreement to the contrary, in the event that the Committee determines that the Options or this Agreement do not comply with Code Section 409A, the Company may adopt such amendments to this Agreement without the Grantee’s consent or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the administrator of this Agreement and the Options granted hereby determines are necessary or appropriate to exempt the Options and this Agreement from the application of Code Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Options, or to comply with the requirements of Code Section 409A.

17. Unfunded Status of Award. This Agreement is intended to constitute an “unfunded” plan for incentive and deferred compensation. Nothing in this Agreement shall give the Grantee or any other person any rights that are greater than those of a general creditor of the Company.

18. Acceptance. This Agreement may be accepted via an electronic acceptance, or in manually executed counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19. Amendment. This Agreement may not be amended except via an electronic acceptance or in a writing signed by both parties.

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IN WITNESS WHEREOF, this Agreement has been executed and delivered to the Grantee effective as of the Grant Date.

SKYTERRA COMMUNICATIONS, INC.

By:
Title:

[GRANTEE]

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EXHIBIT A

NAME:

TYPE OF OPTIONS	SHARES SUBJECT TO OPTIONS	GRANT DATE	EXERCISE PRICE	VESTING SCHEDULE	OPTION EXPIRATION DATE
[ISO][NQSO]

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EXHIBIT B

FORM OF EXERCISE NOTICE

SkyTerra Communications, Inc.

10802 Parkridge Boulevard

Reston, Virginia 20191

Gentlemen:

I hereby elect to exercise the stock option granted to me on                     , 20    , pursuant to the Exchange Stock Option Agreement between me and SkyTerra Communications, Inc. with respect to              shares of Common Stock (“Shares”) at the option price of $             per share for a total purchase price of $            .

The type of stock option that I am electing to exercise is indicated below (check one box):

☐	Incentive Stock Option

☐	Nonqualified Stock Option

I wish to make payment of the option price for the Shares as indicated below (check one or more boxes):

☐	Certified or official bank check in the amount of $ is enclosed herewith.

☐	Personal check in the amount of $ is enclosed herewith. Note: This method of exercise may not be permitted by the Committee.

☐	By delivery of previously acquired shares of SkyTerra common stock, which shall be valued at the Fair Market Value of such shares on the date of exercise.

☐	[“Broker cashless exercise”; I understand that of the Shares I am purchasing by this method, the value I will receive is the Fair Market Value of Shares.]

Signature:

Printed Name:

Address:

Dated:

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EXHIBIT C

FORM OF TERMINATION AND EXCHANGE FORM

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